UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of March 2010
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:☐ Yes ☑No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated March 10, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  March 11, 2010

Exhibit No.	Description
1.	Press release, dated March 10, 2010.

Jinpan International Announces Reporting Date for Full Year 2009 Financial Results and Upcoming Conference Participation

Press Release Source: Jinpan International Ltd. On Wednesday March 10, 2010, 9:33 am EST

CARLSTADT, N.J., March 10 /PRNewswire-FirstCall/ -- Jinpan International Ltd. (Nasdaq:JST - News), a leading designer, manufacturer and distributor of cast resin transformers for high voltage distribution equipment, today announced the Company will report its financial results for the full year ended December 31, 2009 on Monday, March 15, 2010 before the market opens.

Jinpan's management will host an earnings conference call on March 15, 2010 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing 1-719-325-4807. A webcast will also be available via the Company's website at http://www.jstusa.net or at http://www.viavid.net/.  A replay of the call will be available through March 29, 2010.  Listeners may access the replay by dialing #1-719-457-0820, access code: 7465353.

In addition, the Company will participate at the upcoming ROTH Capital 22nd Annual OC Growth Stock Conference in Dana Point, California. Jinpan's management team is scheduled to present on Tuesday, March 16, 2010 at 10:30am PT. Interested parties and investors who wish to meet with Jinpan's management may contact ROTH Capital at conference@roth.com or (800) 933-6830.

About Jinpan International Ltd.

Jinpan International Ltd. (Nasdaq:JST - News) designs, manufactures and distributes cast resin transformers for voltage distribution equipment in China and other countries around the world.  Jinpan's cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations at lower, more usable voltage levels. The Company has obtained ISO9001 and ISO1401 certification of its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Carlstadt, New Jersey.

Safe Harbor Provision

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements.  These factors include, but are not limited to, those detailed in the company's periodic filings with the Securities and Exchange Commission.